UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Infinity Augmented Reality, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00400G100

(CUSIP Number)

Yasushi Yamamoto

250 Asahi, Kochino-cho, Konan, Aichi 483-8555 JAPAN

81 ###-##-####

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2015

(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: SUNCORPORATION I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 98-0586740
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Aichi Japan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 37,243,214[1]
	8.	Shared voting power
	9.	Sole dispositive power 37,243,214[1]
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each Reporting Person 37,243,214[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.2%[2]
14.	Type of Reporting Person (see instructions) CO

[1]	Represents 37,243,214 shares of Common Stock, par value $0.00001 per share (the “Common Stock”) of Infinity Augmented Reality, Inc. (the “Issuer”) issuable upon the conversion of a Convertible Promissory Note (the “Note”), which is held directly by SUNCORPORATION pursuant to a Series B Preferred Stock Purchase Agreement entered into with the Issuer.

[2]	The percentages reported in this Schedule 13D are based upon 110,390,005 shares of Common Stock outstanding on June 30, 2015 (according to the Notice of a Special meeting of the Stockholders on Schedule 14A Form filed by the Issuer with the Securities and Exchange Commission on July 7, 2015).

Item 1. Security and Issuer

This statement relates to the common stock, $0.00001 par value (the “Common Stock”), of Infinity Augmented Reality, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 228 Park Ave., S #61130, New-York NY, 10003-1502.

Item 2. Identity and Background

(a) This Statement is being filed by SUNCORPORATION, a Japanese company, (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 250 Asahi, Kochino-cho, Konan, Aichi 483-8555 JAPAN.

(c) The principal business of the Reporting Person are IT and Entertainment, in which it creates communication modules such as mobile routers and devices and provides diverse products including game machine control boards, LCD boards, and computer graphic images.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar civil infractions or misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to General Instruction C of Schedule 13D, the information in this Schedule 13D is being provided with respect to the executive officers and directors of the Reporting Person. Each of these executive officers and directors disclaims beneficial ownership of the Common Stock covered by this Schedule 13D:

Name	Position	Business Address	Country of Citizenship
Masanori Yamaguchi	Representative Director	250 Asahi, Kochino-cho, Konan, Aichi 483-8555 JAPAN	Japan
Tomiyuki Wakai	Director	250 Asahi, Kochino-cho, Konan, Aichi 483-8555 JAPAN	Japan
Katsuhisa Kamegai	Director	250 Asahi, Kochino-cho, Konan, Aichi 483-8555 JAPAN	Japan
Hiroaki Higashiya	Director	250 Asahi, Kochino-cho, Konan, Aichi 483-8555 JAPAN	Japan
Masahito Sano	Director	250 Asahi, Kochino-cho, Konan, Aichi 483-8555 JAPAN	Japan

Name	Position	Business Address	Country of Citizenship
Yasushi Yamamoto	Director	250 Asahi, Kochino-cho, Konan, Aichi 483-8555 JAPAN	Japan
Yutaka Miyata	Director	250 Asahi, Kochino-cho, Konan, Aichi 483-8555 JAPAN	Japan

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired the Convertible Promissory Note for $650,000. The funds used to purchase these securities were obtained from the general working capital of the Reporting Person.

Item 4. Purpose of Transaction

On April 6, 2015, the Issuer entered into a Series B Preferred Share Purchase Agreement, relating to a private placement (the “Private Placement”), initially, of $1,250,000 in principal amount of the Issuer’s convertible notes (the “Notes”). By their terms, the Notes that have been issued to the investors in the Private Placement are convertible into 71,621,565 shares of Series B Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock have not, as of the date hereof, been designated or issued. The agreement in the Private Placement provides that upon (and subject to) the filing by the Issuer with the Secretary of State of Nevada of an effective certificate of designation in respect of the Series B Preferred Stock, the Investors have agreed to invest an additional $3,750,000 to purchase 214,864,694 shares of Series B Preferred Stock. The Notes are convertible to the Issuer’s Common Stock on a 1 for 1 basis. Pursuant to the Private Placement, the Reporting Person received Notes convertible into 37,243,214 Series B Preferred Stock upon the designation thereof, for a total purchase price of $650,000. In addition, upon (and subject to) the designation of the Series B Preferred Stock purchase agreement in the Private Placement and the form of certificate of designations of rights of the Series B Preferred Stock the Reporting Person undertook to invest an additional $1,950,000 to purchase an additional 111,729,641 shares of Series B Preferred Stock.

For more information regarding the transactions contemplated by the Private Placement, please refer to the Series B Preferred Stock purchase agreement in the Private Placement and the form of certificate of designations of rights of the Series B Preferred Stock attached as exhibits to the Issuer’s Current Report on Form 8-K, filed with the Commission on April 8, 2015.

As disclosed in the Issuer’s Schedule 14A Form filed on July 7, 2015 and other filings, the Issuer has taken steps to reduce the number of record holders of the Issuer’s Common Stock to below 300 holders of record, which would cause the Issuer’s reporting obligations under the Exchange Act of 1934, as amended (the “Exchange Act”) to become eligible for suspension thereunder, and cause the Issuer’s Common Stock to become eligible for termination of registration under of the Exchange Act, including the implementation of a 101-for-1 reverse stock split (the “Reverse Stock Split”) of the Issuer’s outstanding Common Stock immediately followed by a 1-for-101 forward stock split of the Issuer’s outstanding Common Stock (the

“Forward Stock Split”). Holders of record of less than one share of Common Stock after the Reverse Stock Split would be cashed out at the rate of $0.15 per pre-split share. Holders of record of more than one share of Common Stock after the Reverse Stock Split will participate in the Forward Stock Split.

It has been proposed that Mr. Masanori Yamaguchi will be appointed to serve as a director of the Issuer in connection with the Reporting Person’s investment in the Issuer.

Other than as described above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person owns the securities of the Issuer for investment purposes and may from time to time increase or decrease its position in the Issuer’s securities. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the investments in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the shares of Common Stock or changing its intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Reporting Person	Aggregate Number Beneficially Owned	Percentage	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Sun Corporation	37,243,214	25.5%	37,243,214		37,243,214

(c) Other than acquiring the Convertible Note as described herein, there have been no transactions in the Company’s Common Stock in the last sixty days by the Reporting Person.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the subject shares of Common Stock.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 of this Schedule 13D and the Series B Preferred Share Purchase Agreement attached as Exhibit 99.1 are incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Series B Preferred Share Purchase Agreement effective April 6, 2015 and form of Certificate of Designation of Series B Preferred Stock (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2015).

99.2	Convertible Promissory Note dated April 9, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masanori Yamaguchi
Name: Masanori Yamaguchi
Title: Representative Director

Dated: August 28, 2015